

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 6, 2016

Via E-mail
Fabio Galdi
Chief Executive Officer
World Media & Technology Corp.
600 Brickell Ave., Suite 1775
Miami, Florida 33131

      Re: World Media & Technology Corp.
              Form 8-K
              Filed November 4, 2014
              File No. 333-192156

Dear Mr. Galdi:

      We completed our review of your filing on September 30, 2015. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Tom Kluck

                          Tom Kluck
                          Legal Branch Chief
                          Office of Real Estate and
                          Commodities